                                  S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 4-11

             April 18, 2011

SAMEX MAKES EXPLORATION BREAKTHROUGH AT CINCHADO; MULTIPLE GOLD INTERCEPTS AT MILAGRO & MILAGRO PAMPA – LOS ZORROS DISTRICT, CHILE

SAMEX announces that early results from its multi-faceted exploration programs at Los Zorros are strongly encouraging and demonstrate important advancements on several projects.  A Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.

Program highlights include:

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Breakthrough in target definition at the Cinchado project (see graphics plates at www.samex.com).

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Titan-24 geophysical survey reveals numerous additional targets while refining existing ones.

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A 900-meter step-out drill hole at the Milagro project intersects multiple auriferous (gold-bearing) stratigraphic intervals, favorable for hosting gold deposits.

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Deep drilling at Milagro Pampa intersects a long interval of stock-work veined, variable mineralized, porphyry intrusion, which Titan-24 shows may be the halo to a large IP anomaly centered 400 meters to the east.

SAMEX President, Jeff Dahl says; “The Titan-24 geophysical survey, in conjunction with our detailed geologic mapping and drilling, has proven successful in assisting us with understanding the mineral potential at Los Zorros.  It’s been effective in refining and advancing our existing project targets while outlining important new ones.  I expect that we will be utilizing this exploration tool again shortly.”

SAMEX management is pleased with the exploration progress and is confident that the persistent application of quality exploration practices and technologies upon the geologically complex and well-mineralized Los Zorros gold-copper-silver district holds the strong promise of multiple mineral discoveries.  The Company has a strong treasury of nearly CDN $10 million (gold, silver and cash) and is well positioned to aggressively advance its high-priority projects at Cinchado, the Milagros, and Nora while bringing forward numerous additional targets.

Cinchado Gold Project - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine. The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.  This resulted in the target being displaced laterally and decoupled (separated) from the capping jasperoid-barite alteration features by the thickness of the sill.

Titan-24 geophysical survey Line 1, which was run over Cerro Cinchado crossing in the vicinity of the drill holes, subsequently identified the position of the displaced target as a significant IP anomaly situated beneath the diorite sill and 200 to 400 meters west of the drill platform locations.  The character of the IP anomaly in profile (+35 milliradianes chargeability/<10 ohm meters resistivity) indicates a steeply oriented, sulfide-mineralized body with great depth extent, and perhaps a width of 100 to over 200 meters.   The 1,200-meter lateral extent of the surface alteration features suggests the target might have a significant strike length dimension.  Testing this IP target will be a high priority for the exploration drilling campaign. See www.samex.com for accompanying graphics plates: Interpretive Geologic Model, Interpretive Geologic Model On Titan-24 Sections, Cross-section C3-C3’ through San Pedro and L6 Mines, and Geochemical Plots 1 and 2.

Titan 24 DC-IP & MT Geophysical Survey – The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up with potential for sulphide and gold mineralization from near surface to >500m depth. The remaining 28 anomalies are second priority targets that represent small area anomalies, generally with weak to moderate responses near surface.

Approximately 14 of the 47 anomalies coincide with known areas of mineralization determined by surface workings, surface sampling or drilling, including 7 first priority anomalous zones and 7 second priority targets. The known target areas which have coincident anomalies are: (Cinchado, Cinchado East, Nora North – L100N), (Nora Central, Lora Southeast - L200N), (Milagro Pampa - L300N) and (Milagro Mine - L400N).  The additional 12 first priority zones and numerous second priority targets, represent new shallow and/or deep target areas worthy of exploration by mapping, sampling and drilling, and will be systematically followed up as they are evaluated and prioritized.

Milagro Gold Project – Two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters and previously reported in news release No. 1-05, January 21, 2005).

The first hole DDH-MM-10-01 was sited 140 meters east of DDH-ML-04-01 and aimed inclined westward with the intention of making a relatively shallow intercept of the gold-mineralized mantos layer and underlying altered volcanic debris-flow breccia which too was found to be highly anomalous in gold averaging 0.167 g/t over 71 meters (from 31.7 to 102.7 meters).  The target interval was found, in the vicinity of the new drill site, to be displaced by a steeply westward dipping normal fault intersected between depths of 37 to 53 meters.  As a result, the hole penetrated through the fault gap and beneath the target interval intended to be drill tested.  However, the footwall (54 – 60 meters) to the fault zone was a strongly pyritized/silicified volcaniclastic debris flow breccia with high anomalous gold content (averaging 0.364 g/t).  Strongly altered quartz-sericite-pyrite altered volcaniclastic sediments and interlayered debris flow breccia intervals continued to a depth of 369 meters where the hole was stopped after penetrating well into weakly altered porphyritic diorite sill (354 – 369 meters).  This entire long interval (53 to 369 meters) continuously contains elevated detectible gold values (>0.010 to <0.100 g/t) with numerous subintervals of anomalous gold (0.108 to 0.807 g/t).  One interval (268.0 to 270.0 meters) comprised of strong pyritization and silicification associated with a narrow fault zone contains 11.8 g/t gold.

The second drill hole (DDH-MM-10-02) was sited 900 meters east-southeast of DDH-ML-04-01.  This long step-out and location were chosen to test again the projected southeastward down-dip continuation of the gold-mineralized mantos layer and within a structural block that is largely intact without significant fault disruptions.  This hole was aimed inclined northwestward and, below an altered mafic sill, entered into a thick interval (from 228 to 517 meters) of prospective-looking, quartz-sericite-pyrite altered volcaniclastic debris-flow breccia units.  Geochemical analyses show that the interval from 261.5 to 373.0 meters continuously contains elevated detectible (<0.010 to <0.100 g/t) amounts of gold.  Within this interval, three prominent intervals of significantly anomalous gold (>0.100 to 2.14 g/t) were intersected: 261.5 to 278.0 meters, 313.0 to 332.0 meters, and 350.0 to 373.0 meters.  The hole was stopped at a depth of 517.0 meters within a silicified/pyritized carbonaceous black shale sedimentary unit where subsequent assaying shows low-level anomalous gold values (0.105 to 0.151 g/t) begin to reappear.

The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.  Titan-24 Line 4, which runs through the Milagro project area and in close vicinity to the drill holes, shows that DDH-MM-10-02 was drilling down into, but not through, a very strong IP chargeability anomaly; and over top of, thus missing, a strong resistivity anomaly.  The latter resistivity anomaly outlines a target highly prospective for a gold-mineralized, silicified body positioned along the range front.  This resistivity anomaly was also observed on Titan-24 Line 3, so, is known to extend for at least 700 meters from the Milagro project area northward across the east part of the Milagro Pampa project area (open-ended to the north and south).

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity lies at relatively shallow depth was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).  In light of the geologic environment of favorable sedimentary host rocks and widespread, low-level to anomalous gold, this IP anomaly represents another exciting drill target for the Milagro project.

Milagro Pampa Project – One exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.

Titan-24 Line 3, which crosses through the area of the drill hole, indeed shows that a sizeable and very strong IP chargeability anomaly (to +40 milliradianes) lies centered 400 meters to the east.  On the profile, hole DDH-MP-10-01 can be seen to be located at the very west edge of the large IP anomaly.  The target at Milagro Pampa is a high-grade, gold-bearing; copper-sulfide mineralized sheeted veins system perhaps of substantial size.

The Company continues to incorporate/evaluate exploration results while planning additional drilling, sampling and geophysical work programs for multiple projects at its large, wholly owned Los Zorros property holdings in Chile.  Although many quality targets are advancing, the exploration breakthrough at Cinchado provides an excellent opportunity for prodigious success and will be an immediate priority in the days ahead.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist. Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Minerals, an internationally recognized and ISO certified laboratory complying with international standards.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

“Robert E. Kell”

Vice President - Exploration

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.